UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2025.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to $92.00 (the “Offer Price”), net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated January 28, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by URI and Merger Sub with the SEC on January 28, 2025, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 3 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 23 of the Schedule 14D-9:

On February 18, 2025, the Company Board held a special meeting, with members of the Company’s senior management team, Milbank and BofA Securities in attendance. At the request of the Company Board, representatives of BofA Securities reviewed with the Company Board its financial analysis of the proposed merger consideration under the Herc Proposal and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated February 18, 2025, to the effect that, as of that date and based on the various assumptions and limitations described in the written opinion, the merger consideration to be paid to the holders of Shares (other than Excluded Shares)) pursuant to the Herc Proposal was fair, from a financial point of view, to such holders. The representatives of Milbank then provided an overview of the Company Board’s fiduciary duties in considering whether to authorize and approve the Company’s termination of the Merger Agreement and adopt and approve the Herc Merger Agreement. After discussion, the Company Board (i) determined unanimously to authorize and approve the Company’s termination of the Merger Agreement pursuant to Sections 6.3(e)(ii) and 9.1(f)(ii) of the Merger Agreement prior to but substantially concurrently with the entry into the Herc Merger Agreement, (ii) determined unanimously that it was advisable, fair to and in the best interests of the holders of Shares that the Company enter into the Herc Merger Agreement and (iii) unanimously resolved to adopt and approve the Herc Merger Agreement and the transactions contemplated thereby and recommend that the Company’s shareholders tender their Shares to Herc in connection with the Herc transaction.

On February 19, 2025, the Company, URI and Merger Sub entered into a termination agreement, pursuant to which the Company, URI and Merger Sub, among other things, confirmed the termination of the Merger Agreement. Concurrently with the termination of the Merger Agreement, Herc paid the $63,523,892 Company Termination Fee to URI on behalf of the Company.

Substantially concurrently but immediately following the termination of the Merger Agreement on February 19, 2025, the Company entered into the Herc Merger Agreement with Herc and HR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Herc.

On February 19, 2025, the Company and Herc issued a press release announcing the execution of the Herc Merger Agreement and the termination of the Merger Agreement.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(6)	Joint Press Release, dated February 19, 2025, issued by H&E Equipment Services, Inc. and Herc Holdings Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2025

H&E EQUIPMENT SERVICES, INC.

	By:	/s/ Leslie S. Magee
	Name:	Leslie S. Magee
	Title:	Chief Financial Officer and Secretary